

September 23, 2014

Via E-mail
Lisa M. Young
Vice President – General Counsel & Secretary
Enova International, Inc.
200 West Jackson Boulevard
Chicago, Illinois 60606

> **Re:** **Enova International, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 12, 2014**
> **File No. 001-35503**

Dear Ms. Young:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10 filed September 12, 2014

General

1. We note your response to Comment 3 in our letter dated August 26, 2014. The staff's position is that the information in Exhibit 99.1 does not meet the requirements of Rule 12b-32 of the Exchange Act rules and Item 10(d) of Regulation S-K unless it is filed by Cash America. Please revise to add the specific information for each form item.

Exhibit 99.1

Current and Delinquent Consumer Loans, page 95

2. We note your response to Comment 6 from our letter dated August 26, 2014. Please revise your filing to include the quantitative information provided in your response as a footnote to your consumer loan portfolio receivable tables disclosed on pages F-16 and F-42 through F-43 so that the composition of your delinquent loans is clearly disclosed. Specifically, separately disclose the amounts of both loans on non-accrual status and payment amounts classified as delinquent which together comprise delinquent loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

cc.   Via E-mail
       Lindsay Ferguson
       Hunton & Williams LLP